Lakeshore Acquisition II Corp.
667 Madison Avenue,
New York, NY 10065

March 4, 2022

VIA EDGAR & TELECOPY
Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Lakeshore Acquisition II Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-262381) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on March 8, 2022, or as soon thereafter as practicable.

Very truly yours,

Lakeshore Acquisition II Corp.

By:	/s/ Bill Chen
Name: Bill Chen
Title: Chief Executive Officer